Exhibit 99.1
BASIC EARTH SCIENCE SYSTEMS, INC.
CHARTER OF THE NOMINATING COMMITTEE
OF THE BOARD OF DIRECTORS
(As adopted September 28, 2009)
     The Nominating Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Basic Earth Science Systems, Inc., a Delaware corporation (the “Company”).This charter of the Committee (this “Charter”) specifies the scope of authority and responsibility of the Committee.
PURPOSE
     The principal function of the Committee is to discharge certain responsibilities of the Board primarily by:
•	identifying individuals qualified to serve on the Board;

•	establishing criteria for Board membership;

•	recommending to the Board candidates to fill vacancies of the Board and to stand for election or reelection at the Company’s annual meeting of stockholders; and

•	recommending to the Board which directors should serve on each standing committee of the Board.
COMPOSITION
1. The Committee shall have at least two (2) members at all times, each of whom must be an independent director pursuant to the Securities and Exchange Commission rules and regulations and the NYSE Amex LLC compliance standards. In order for a director to qualify as “independent,” the Board must affirmatively determine that the director has no material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
2. The Board shall appoint each member of the Committee and a chairperson for the Committee from among those members. Each member shall serve until the earlier to occur of the date on which he or she is replaced by the Board, resigns from the Committee, or resigns from the Board.
DUTIES AND RESPONSIBILITIES
3. The Committee shall seek individuals qualified to become directors of the Company, including individuals recommended or nominated by stockholders or others. The Committee shall determine each proposed nominee’s qualifications for service on the Board and conduct appropriate inquiries into the backgrounds and qualifications of such nominees.
4. The Committee shall establish the criteria for Board membership, which should include, among other things, experience, specialized skills, and the ability to act in the best interest of the Company’s stockholders.

5. The Committee shall recommend to the Board the director nominees for the next annual meeting of stockholders. The Committee shall evaluate the performance of each director before recommending to the Board his or her nomination for an additional term as director.
6. The Committee shall evaluate and recommend to the Board when new directors should be added to the Board. When a vacancy occurs on the Board by reason of disqualification, resignation, retirement, death, or an increase in the size of the Board, the Committee shall recommend a replacement director to the Board.
7. The Committee shall periodically review the composition of each Board committee and, as necessary, in the Committee’s discretion, recommend to the Board which directors should serve on each standing committee.
8. The Committee shall establish and periodically review with the Board the procedures for stockholders to send communications to the Board. Such procedures shall address the manner in which stockholders may deliver communications to the Board and the identity of the Board member or person to whom stockholders can send communications. If the Committee determines that communications should be sent initially to a person other than a Board member, the Committee shall establish the process for determining which communications will be relayed to a Board member.
9. Assist the Board in the evaluation of potential successors to the CEO and to ensure that a CEO succession plan is in place.
10. The Committee shall report its activities to the Board in such manner and at such times as the Committee or the Board deems appropriate.
11. The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time.
MEETINGS
12. The Committee shall meet as frequently as necessary to carry out its responsibilities under this Charter. The chairperson of the Committee shall prepare and/or approve an agenda in advance of each meeting. The Committee shall maintain minutes or other records of meetings and activities of the Committee.
13. A majority of the members of the Committee shall constitute a quorum. The act of the majority of the members present at a meeting, at which a quorum is in attendance, shall be the act of the Committee, unless a greater number is required by law, the Company’s certificate of incorporation or bylaws, or this Charter.
14. The Committee may request any officer or other employee of the Company, or any representative of the Company’s advisors, to attend a meeting or to meet with any member or representative of the Committee.
RESOURCES AND AUTHORITY
     The Committee will have the resources and authority necessary to discharge its duties and responsibilities. Any action duly and validly taken by the Committee pursuant to the power and authority conferred under this Charter shall for all purposes constitute an action duly and validly taken by the Board and may be certified as such by the Secretary or other authorized officer of the Company. The Committee has sole authority to retain and terminate such outside counsel, search firm (to assist in identifying director candidates), and other experts or consultants as it deems appropriate to assist it in the full performance of its functions. The Committee shall have sole authority to approve such experts’ or consultants’ fees and retention terms. The Committee shall also have authority to obtain advice and assistance from internal legal, accounting or other advisors. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all reasonable steps necessary to preserve the privileged nature of those communications.
ANNUAL REVIEW
     At least annually, the Committee will (a) review this Charter and recommend any changes to this Charter to the Board and (b) evaluate its own performance against the requirements of this Charter and report the results of such evaluation to the Board. The Committee will conduct its review and evaluation in such a manner as it deems appropriate.
DISCLOSURE
     This Charter will be included on the Company’s website and will be made available in print to any stockholder of the Company who submits to the Company’s Secretary a request for a copy of this Charter.